Exhibit 99.35

Aurinia
Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
Security Class
Holder Account Number Fold
Form of Proxy - Annual General and Special Meeting to be held on May 7, 2014
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. Management is not making any recommendation with respect to the election of directors.
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. Fold
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 2:00 p.m., Pacific Time, on Monday, May 5, 2014.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Telephone
Call the number listed BELOW from a touch tone telephone.
1-866-732-VOTE (8683) Toll Free
To Vote Using the Internet
Go to the following web site: www.investorvote.com
Smartphone?
Scan the QR code to vote now.
To Receive Documents Electronically
You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup”.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy..
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER
06MA14081_011EGD

Appointment of Proxyholder

I/We, (the "Company") being holder(s) of Aurinia Pharmaceuticals Inc. hereby appoint: Stephen Zaruby, the Chief Executive Officer and a director of the Company, or failing him, Richard Glickman, the Chairman of the Company

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as recommended by management) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Company to be held at 1300 – 200 Burrard Street, Vancouver, British Columbia, on Wednesday, May 7, 2014 at 2:00 p.m. (Pacific time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Setting Number of Directors To set the number of Directors at 7.	☐	☐

Fold

2. Election of Directors - Shareholders are cautioned to only vote for 7 nominees for the election to the Board. In the event that this form of proxy includes a vote for more than 7 nominees, this form of proxy will not be counted with respect to the vote on the election of directors.

	For	Withhold		For	Withhold		For	Withhold
01. Richard Glickman	☐	☐	02. Stephen Zaruby	☐	☐	03. Kurt von Emster	☐	☐
04. Daniel Park	☐	☐	05. Benjamin Rovinski	☐	☐	06. Chris Kim	☐	☐
07. Peter Wijngaard	☐	☐	08. Donald Wyatt	☐	☐	09. Michael Martin	☐	☐

	For	Withhold
3. Appointment of Auditors Reappointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration.	☐	☐

	For	Against
4. Re-approval of Stock Option Plan To pass an ordinary resolution re-approving the Company's stock option plan, the full text of which is set out in the accompanying information circular.	☐	☐

Fold

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s) ☐

Date MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

ISAQ 049422 AR2

06MA14081_011EHC